PRICING SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement dated April 2, 2009	Registration No. 333-158277
and Prospectus dated April 2, 2009)
KfW, Frankfurt/Main, Federal Republic of Germany
U.S.$50,000,000 Fixed to Floating Rate Callable Notes Due December 29, 2019,
CUSIP: 48245ACA7
ISIN: US48245ACA79
           Investing in the Notes involves certain risks that are described in the “Risk Factors” section of the accompanying prospectus supplement.

		Discounts and	Proceeds, before
	Price to Public(1)	Commissions	expenses to KfW

Per Note	100%	–	100%
Total	U.S.$50,000,000	–	U.S.$50,000,000

(1)	Plus accrued interest, if any, from the Interest Commencement Date specified below, if the notes are delivered after that date.
           The Dealer named below expects to deliver the notes to investors on or about December 29, 2009.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

BARCLAYS CAPITAL
DECEMBER 15, 2009

ABOUT THIS PRICING SUPPLEMENT
          This pricing supplement supplements the accompanying prospectus supplement dated April 2, 2009 relating to KfW’s Medium-Term Note Program and the accompanying prospectus dated April 2, 2009 relating to KfW’s debt securities. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
          You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. We have not authorized anyone else to provide you with different information. KfW and the dealers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and prospectus is current only as of this date, and information incorporated by reference is current only as of the date of such information.

SPECIFIC TERMS

Issuer: KfW	Title of Securities: U.S.$50,000,000 Fixed to Floating Rate Callable Notes Due December 29, 2019

Aggregate Principal Amount: U.S.$50,000,000	Maturity Date: December 29, 2019

Original Issue Date: December 29, 2009	Initial Interest Rate: 2.375% p.a. (from and including the Interest Commencement Date to but excluding December 29, 2011)

Interest Commencement Date: December 29, 2009	First Interest Payment Date: March 29, 2010

Final Redemption Price: 100%

Type of Floating Rate Note:

☐	Regular Floating Rate
☐	Floating Rate/Fixed Rate
Fixed Rate Commencement Date:
☑	Fixed Rate/Floating Rate
Fixed Interest Rate: 2.375% per annum (from and including the Interest Commencement Date to but excluding December 29, 2011)
Floating Rate Commencement Date: December 29, 2011
☐	Inverse Floating Rate
☐	Other:

Interest Rate Basis/Bases:
☐	CD Rate
☐	CMT Rate:
☐ CMT (T7051 Page)
☐ CMT (T7052 Page)
☐	Commercial Paper Rate
☐	Federal Funds Rate
☑	LIBOR: USD-LIBOR-BBA
LIBOR Currency (if not U.S. dollars):
LIBOR Reuters Screen Page (if not U.S. dollars):
☐	Prime Rate
☐	Treasury Rate:
☐	Other:

From the Interest Commencement Date to but excluding December 29, 2011, the Interest Rate will be: 2.375% per annum

From and including December 29, 2011 to but excluding the Maturity Date, the Interest Rate will be calculated according to the following formula: 3-Month USD LIBOR plus Spread, subject to the Maximum Interest Rate

The Maximum Interest Rate will be

from and including December 29, 2011 to but excluding December 29, 2014: 6.00% per annum;

from and including December 29, 2014 to but excluding December 29, 2017: 7.00% per annum; and

from and including December 29, 2017 to but excluding the Maturity Date: 8.00% per annum.

Spread: 2.00% per annum	Maximum Interest Rate: See above
Spread Multiplier: N.A	Minimum Interest Rate: N.A
Index Maturity: 3-Month
Interest Reset Period:

☐ daily	☐ weekly	☐ monthly
☑ quarterly	☐ semi-annually	☐ annually
Interest Reset Date(s): as provided in §3(B) of the Conditions (unless otherwise specified) Each March 29th, June 29th, September 29th and December 29th, from and including the Interest Commencement Date to but excluding the Maturity Date
Interest Determination Date(s): as provided in §3(C) of the Conditions (unless otherwise specified) Second London Business Day preceding each Interest Reset Date
“London Business Day” is any day, except for Saturday or Sunday, on which commercial banks and foreign exchange markets settle payments and are open for general business in London.
Interest Calculation Date(s): as provided in §3(F)(1) of the Conditions (unless otherwise specified)
Calculation Agent:
☐ Deutsche Bank Trust Company Americas
☑ Other: Barclays Bank PLC
Interest Payment Date(s): unless otherwise specified, the 29th day of the following
(subject to §3(E) in the Conditions)
☐ Each of the 12 calendar months in each year
☑ Each March, June, September and December in each year
☐ Each of the following two calendar months in each year:
☐ The following calendar month in each year:
Redemption:      ☑ Yes            ☐ No
Redemption Commencement Date (as provided in para. 3 of §7 of the Conditions):
Redemption Date(s) (as provided in para. 2 of §7 of the Conditions): Each March 29th,
June 29th, September 29th and December 29th, commencing June 29th, 2010
Minimum Redemption Notice Period: 10 Business Days
Redemption Price (expressed as a percentage of the Aggregate Principal Amount to be redeemed):
100.00%
Repayment:      ☐ Yes           ☑ No
Repayment Date(s):
Minimum Repayment Notice Period:
Repayment Price (expressed as a percentage of the Aggregate Principal Amount to be repaid):
Specified Currency: U.S. dollars for all payments unless otherwise specified below:
Payments of principal and any premium:
Payments of interest:
Authorized Denomination: U.S. $100,000

Exchange Rate Agent:

Original Issue Discount Note (“OID”):	☑ Yes	☐ No
See “Additional United States Tax Considerations” below.

Day Count Fraction:	☐ Act/360 (as provided in §3(F)(3)(a) of the Conditions)
☐ Actual/Actual ISDA (as provided in §3(F)(3)(b) of the Conditions
☑ Other:
§3 (F) (3) of the Terms and Conditions shall be replaced as follows:
With respect to each Note, accrued interest is calculated by multiplying the principal amount of the Note by the interest rate applicable for the Calculation Period (as defined below) and the Day Count Fraction. For this purpose, “Day Count Fraction” means, in respect of any period of time from and including the first day of such period but excluding the last day of such period (the “Calculation Period”), the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation Period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).
Business Day Convention (for Interest Payment Dates other than the Maturity Date):
As provided in §3(E) of the Conditions:
☐ Following Business Day Convention, no adjustment of Interest
☑ Modified Following Business Day Convention, adjustment of Interest
Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified
Other Terms of Notes:
Business Day
The section “Business Day” in § 5 of the Conditions of the Notes shall be amended as follows: With respect to the Notes, “Business Day” means a New York Business Day and a London Business Day as defined above.
Other:
(1) Additional United States Tax Considerations
This section supplements the discussion of United States federal income taxation under the heading “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein. This section applies only to United States holders (as defined in the accompanying prospectus) who have purchased their Notes at the original offering price in the original offering contemplated by this Pricing Supplement.

Assuming that the 3-month USD LIBOR rate will be, as of the Original Issue Date, less than or equal to 0.375%, the Notes will be treated as “contingent payment debt instruments” for United States federal income tax purposes. If, contrary to this assumption, the 3-month USD LIBOR rate, as of the Original Issue Date, is greater than 0.375%, then we intend to treat the Notes as not being subject to the special rules applicable to contingent payment debt instruments and a United States holder should be taxed on any interest on a Note as ordinary income at the time such holder receives the interest or at the time it accrues, depending on the holder’s method of accounting for tax purposes. The remainder of this discussion assumes that the Notes will be treated as contingent payment debt instruments.
The amount of interest a United States holder is required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the Original Issue Date that would produce the comparable yield. These rules could have the effect of requiring a United States holder to include amounts in income in respect of the Notes prior to receipt of cash attributable to that income.
The amount of interest that a United States holder will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period. The adjusted issue price of the Notes will equal the original offering price for the Notes plus any interest that has accrued on the Notes (under the rules governing contingent payment debt instruments) and decreased by the projected amount of any contingent payments previously made on the Notes.
The comparable yield and projected payment schedule for the Notes can be obtained by contacting the KfW at +49 69 74 31-22 22. A United States holder is required to use this comparable yield and projected payment schedule in determining its interest accruals in respect of the Notes unless the holder timely discloses and justifies on its United States federal income tax return the use of a different comparable yield and projected payment schedule.
The comparable yield and projected payment schedule are not provided for any purpose other than the determination of interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes. Any accrued interest shown on a Form 1099 will be based on such comparable yield and projected payment schedule.
In addition to accruing interest income in accordance with the comparable yield, a United States holder will be required to make adjustments (as described below) if the actual amounts that holder receives in any taxable year differ from the projected payment schedule.
If, during a taxable year, a United States holder receives actual payments with respect to the Notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, that holder will incur a “net positive adjustment” under the contingent payment debt instrument regulations equal to the amount of such excess. A United States holder will treat a net positive adjustment as additional interest income in that taxable year.
If a United States holder receives in a taxable year actual payments with respect to the Notes that, in the aggregate, are less than the amount of projected payments for that taxable year, that holder will incur a “net negative adjustment” under the contingent payment debt instrument regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the United States holder’s interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, redemption or maturity of the Notes. A net negative adjustment is not subject to the two-percent floor limitation on miscellaneous itemized deductions.
A United States holder will recognize gain or loss on the sale, redemption or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash received at that time and the holder’s adjusted basis in the Notes. In general, a United States holder’s adjusted basis in the Notes will equal the amount the holder paid for the Notes, increased by the amount of interest that was previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes, but disregarding any adjustments made if the actual payments differed from the projected payments), and decreased by the projected amount of any contingent payments previously made on the Notes.
Any gain that may be recognized on the sale, redemption or maturity of the Notes will generally be ordinary interest income. Any loss that may be recognized upon the sale, redemption or maturity of the Notes will generally be ordinary loss to the extent the interest included as income in the current or previous taxable years in respect of the Notes exceeded the total net negative adjustments that the United States holder took into account as ordinary loss, and thereafter will be capital loss. The deductibility of capital losses is subject to limitations.
(2) Delivery and Settlement
We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the ninth business day following the date of this pricing supplement (“T+9”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing supplement or succeeding business days will be required, by virtue of the fact that the notes will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.